FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2003

                        Commission File Number: 001-13240

                      Empresa Nacional de Electricidad S.A.

                      National Electricity Co of Chile Inc
                 (Translation of Registrant's Name into English)

                                 Santa Rosa 76,
                                 Santiago, Chile
                                  (562) 6309000
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                           Form 20-F |X| Form 40-F |_|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                 Yes |_| No |X|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                 Yes |_| No |X|

 Indicate by check mark whether by furnishing the information contained in this
     Form, the Registrant is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                              Exchange Act of 1934:
                                 Yes |_| No |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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[LOGO] ENDESA GRUPO ENERSIS

FOR IMMEDIATE RELEASE

For further information contact:

Jaime Montero
Investor Relations Director
Endesa Chile                           Manuel Jose Irarrazaval. mjia@endesa.cl
(56-2) 634-2329                        Giovano Suazo. gsuazo@endesa.cl
jmontero@endesa.cl                     Irene Aguilo. iaguilo@endesa.cl

             ENDESA CHILE WILL TAKE A CHARGE AGAINST ITS 2002 INCOME
        TO REFLECT ADJUSTMENTS IN ITS INVESTMENTS IN ARGENTINA AND BRAZIL

o The action approved is an extraordinary and one time charge of US$ 137.4 million against its income for 2002.

o These extraordinary adjustments do not imply any cash outflow and will not affect the liquidity position of the companies involved.

(Santiago, Chile, January 15, 2003) - Endesa Chile (NYSE: EOC), announced today that its board, in an extraordinary meeting, decided to recognize accounting adjustments and extraordinary charges to its balance sheet related to its investments in Brazil and Argentina for a total sum of US$ 137.4 million.
US$ 100 million of these charges correspond to Brazil and US$ 37.4 million to Argentina. These extraordinary adjustments will be reflected in the results for 2002.

The decision was taken in compliance with recently approved accounting principles in the United States of obligatory compliance to all companies registered in this country. This rule (FAS 142), taken into account in the generally accepted accounting principles used by the external auditors, will be applied for the first time in our December 2002 financial statements.

The adjustments will have no effect on cash flow and does not affect the liquidity position of the company. These extraordinary and one-time adjustments complement the Financial and Economic Reinforcement Plan approved by the board in October 2002.

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[LOGO] ENDESA-CHILE

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         EMPRESA NACIONAL DE ELECTRICIDAD S.A.


                                         BY: /s/ HECTOR LOPEZ VILASECO
                                            -----------------------------------
                                                 Hector Lopez Vilaseco
                                                    General Manager

Dated: January 15, 2003